Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or Country of Organization
AAC Investments Australia PTY Ltd	Australia
AAC Investments Australia 1 PTY Ltd	Australia
AAC Investments Australia 2 PTY Ltd	Australia
Alcoa Alumínio S.A.	Brazil
Alcoa Australian Holdings Pty Ltd	Australia
Alcoa Holland B.V.	Netherlands
Alcoa Nederland Holding B.V.	Netherlands
Alcoa of Australia Limited	Australia
Alcoa USA Corp.	Delaware
Alcoa USA Holding Company	Delaware
Alcoa-Lauralco Management Company	Canada
Alumina Pty Ltd	Australia
Aluminerie Lauralco B.V.	Netherlands
Reynolds Metals Company, LLC	Delaware

The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a “significant subsidiary” as defined in Regulation S-X under the Securities Exchange Act of 1934, as amended.